Filed Pursuant to Rule 433
Registration No. 333-200115

Notice to Participants
November 12, 2014

We appreciate your participation in Lowe’s Stock Advantage Direct Stock Purchase Plan (the “Lowe’s Plan”). As permitted by the Lowe’s Plan, we have made the following changes, effective November 12, 2014:

Dividend Reinvestments: We have modified the Lowe’s Plan to include a fee for each dividend reinvestment. The amount of the fee is 5% of each quarterly dividend payment reinvested, up to a maximum amount of $2.50 per transaction. You may change your reinvestment election at any time by accessing your Lowe’s Plan account online at www.computershare.com/investor, or by contacting the Plan Administrator, Computershare Trust Company, N.A., by telephone at 1-877-282-1174 or in writing at the address shown below.

Additional Options for Sale of Shares: We have added two more options for the sale of shares you hold in your Lowe’s Plan account. In addition to the market and batch order options currently available for the sale of your shares, both a “day limit order” and a “good-til-cancelled limit order” option are now available. A “day limit order” is an order to sell your shares when and if the price of our common stock reaches a specific amount on a specific day. The order is automatically cancelled if the price is not met by the end of that day. A “good-til-cancelled limit order” is an order to sell your shares when and if our common stock reaches a specific amount at any time while your order remains open (generally up to 30 days).

Additional Fee for Sale Requests Processed by Telephone: All sale requests processed over the telephone by a customer service representative will incur an additional transaction fee of $15.

Increase in Insufficient Funds Fee: The fee charged for checks returned for insufficient funds or for rejected automatic deductions has been increased to $35.

Transfer of Shares: You may now transfer shares that you hold in the Lowe’s Plan to someone else by using the transfer process at www.computershare.com/transferwizard.

Sale of Any Fractional Shares Left in Your Lowe’s Plan Account: If you withdraw, transfer or sell all of your whole shares, leaving only a fractional share in your Lowe’s Plan account, we may, at our discretion and without notice to you, terminate your participation in the Lowe’s Plan and sell any fractional share remaining in your Lowe’s Plan account as a batch order sale, subject to the fees set forth in the Lowe’s Plan. If the sale proceeds exceed applicable fees and any tax withholdings, the Plan Administrator will mail a check in the amount of such excess to you at your address of record.

Change of Address for Plan Administrator: The Plan Administrator has changed its address for written communications relating to the Lowe’s Plan to:

Lowe’s Stock Advantage Direct Stock Purchase Plan
c/o Computershare
P.O. Box 30170
College Station, TX 77842-3170

The foregoing is only a summary of the changes to the Lowe’s Plan and is qualified in its entirety by reference to the full text of these changes set forth in the registration statement (including a prospectus) that Lowe's filed for the Lowe’s Plan on November 12, 2014 with the Securities and Exchange Commission. You can view and print a copy of the prospectus through the SEC’s website at www.sec.gov and through our website at www.Lowe’s.com/investor. You may also request a copy of the prospectus in writing from the Plan Administrator at the address shown above or by calling 1-877-282-1174.

Investing in our common stock involves risks. You should carefully consider the risks described in our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission in connection with your continued participation in the Lowe's Plan.